Exhibit 10

Annex V

Amendments to the Bylaws of Telecom Argentina.

Current Text	Project of Amendment

Section Four: Changes in corporate capital as they arise from increases filed with the Public Registry of Commerce are shown in a note to the Financial Statements of the Company. Such note accounts for changes in capital during the last three (3) fiscal years, payment thereof and the capital amount authorized for public offer.

Section Four: Changes in corporate capital as they arise from increases filed with the Public Registry of Commerce are shown in a note to the Financial Statements of the Company. Such note accounts for changes in capital during the last three (3) fiscal years, payment thereof and the capital amount authorized for public offer.

The corporate capital is represented by Class “A”, “B” and “C” shares of common stock, all in book-entry form, with a par value of ONE PESO each and entitled to one vote per share.	The corporate capital is represented by Class “A”, “B” and “C” shares of common stock, all in book-entry form, with a par value of ONE PESO each and entitled to one vote per share.

Shares of one Class may be converted into another Classof wich integrate the corporate capital if so decided by the relevant shareholders’ meetings. Any decision to increase the corporate capital must be executed under a public deed or a private instrument, as the relevant meeting may decide, and filed with the Public Registry of Commerce.

Class “A”; Class “B” and Class “C” shares of common stock are convertible into shares of common stock of another Class with equal political and economic rights, at a ratio of one to one, at any time, by demand of the holder of one or more shares of common stock who wishes to convert them into another class, through a notice addressed to the Board of Directors. For such purpose, the following procedure shall apply: (i) the registered shareholder shall deliver to the Board of Directors a notice including, in the case of an individual, his/her first and last names, ID number, real domicile and special domicile, and in the case of legal entities, its complete legal name, real domicile and special domicile, and in both cases, if applicable, its tax payer identification number and the number of Class “A”, Class “B” or Class “C” shares of common stock, as the case may be, held by such shareholder as of that moment, the number of shares which conversion is requested, and the balance of shares of common stock of that Class which such shareholder would hold once the conversion transaction is finished. The request shall be signed by the registered shareholder or the registered shareholder’s representative authorized by a letter certified by a bank or a Notary Public. Such request shall constitute an irrevocable instruction for the Board of Directors to follow the procedure set forth in this Section Four until the shares’ exchange, which shall be definitive; (ii) such request shall remain on hold if it is submitted once a call to a shareholders’ meeting of the Company has been published, in which case the conversion request shall be considered following such shareholders meeting; (iii) at its first meeting following receipt of the conversion request, the Board of Directors shall pass a resolution on such request and shall notify the new capital structure to the applicable controlling authority; (iv) the Board of Directors shall immediately request Caja de Valores S.A., which is in charge of the Company’s StockRegistry, to lock the shares, and shall

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notify the conversion to the Comisión Nacional de Valores (“CNV”) and the Bolsa de Comercio de Buenos Aires (“BCBA”) so that they may grant the authorization of public offering transfer and listing transfer, respectively; and (v) once the authorizations are obtained, Caja de Valores S.A. shall register the shares conversion in the Company’s Stock Registry.

Section Five: Shares of common stock to be issued in the future shall be Class “A”, “B” and “C” book-entry shares, having the same characteristics as those already issued and observing the laws and regulations in force. In any issue of shares of common stock, the proportion existing between Class “A”, “B” and “C” shares at the time of holding the Shareholders’ Meeting that provides for such issue shall be maintained, except if the meeting decides to act in accordance with the second paragraph of section 194 of Law 19,550. The Meeting may also decide on the issue of book-entry preferred shares. Preferred shares shall be entitled to preferred payment of their dividend, whether cumulative or not, according to their terms of issue and may also receive an additional share in the profits and/or be subject to early redemption, at the option of the company and under the terms set forth upon their issue.

Section Five: Shares of common stock to be issued in the future shall be Class “A”, “B” and “C” book-entry shares, having the same characteristics as those already issued and observing the laws and regulations in force. In any issue of shares of common stock, the proportion existing between Class “A”, “B” and “C” shares at the time of holding the Shareholders’ Meeting that provides for such issue shall be maintained, except if the meeting decides to act in accordance with the second paragraph of section 194 of Law 19,550. The Meeting may also decide on the issue of book-entry preferred shares. Preferred shares shall be entitled to preferred payment of their dividend, whether cumulative or not, according to their terms of issue and may also receive an additional share in the profits and/or be subject to early redemption, at the option of the company and under the terms set forth upon their issue.

The Extraordinary Shareholders’ Meeting may approve the issuance of dividend certificates (“bonos de goce”) pursuant to Section 228 of Law No. 19,550 and the terms of these bylaws, which dividend certificates shall have the rights granted to them herein and in their terms and conditions of issuance. The Extraordinary Shareholders’ Meeting may also decide the total or partial amortization of any paid in shares, pursuant to Section 223 of Law No. 19,550 and, in case of total

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amortization of shares, the Company shall issue dividend certificates in favor of the holders of totally amortized shares, pursuant to Section 228 of Law No. 19,550 and the terms of these bylaws. If the amortization of shares is made with the consent of the holder of such shares, no raffle or pro rata basis for its implementation will be necessary. In addition, if the Extraordinary Shareholders’ Meeting approves the creation of an unavailable reserve with liquid and realized profits for an amount equal to the par value of the shares to be cancelled, then the Extraordinary Shareholders Meeting may decide that no capital reduction is necessary and that the shares that remain outstanding may increase their par value so that they may represent by themselves in the aggregate the Company’s capital stock. The Extraordinary Shareholders’ Meeting shall determine the terms and conditions of issuance of any dividend certificates that it may decide to issue, including the determination of a maximum amount of dividends to be earned during their term of duration, their term of duration, and the terms and conditions of payment, including their payment currency and the protections that the shareholders’ meeting may provide for the receipt of such dividends in the applicable currency. Such dividends may be fixed, variable, eventual or contingent on any event that the shareholders’meeting may determine, or any combination of the above, with or without a preference or priority with respect to dividends to be earned by one or more classes of shares of the Company. The dividend certificates may be issued as certificated securities or book-entry securities, and they shall be registered and non-endorsable. The Company shall be in charge of the registration of (i) the ownership of the dividend certificates and (ii) the dividend payments made to them. The dividend certificates may be totally o partially redeemable at the Company’s exclusive option and pursuant to the terms and conditions to be set forth by the Extraordinary Shareholders’ Meeting for such purpose. The Extraordinary Shareholders’ Meeting shall also determine the rights that may correspond to each class of dividend certificates with respect to the Company’s liquidation proceeds, including the right of preference or priority in the liquidation proceeds vis a vis one or more classes of shares of the Company, once the par value of such class or classes of shares is reimbursed. Once the dividend corresponding to the dividend certificates is received, the dividend certificates shall have no right to participate in any other payment or

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distribution to be made by the Company, during its normal course of business or at its liquidation. The dividend certificates shall have no right to any liquidation proceeds, liquidation dividend or similar if the Company is dissolved as a result of being merged into another company that will become its successor, without detriment to the right of the dividend certificates to receive dividends pursuant to their terms and conditions of issuance. The Extraordinary Shareholders’ Meeting that decides the amortization of shares and the issuance of dividend certificates pursuant to the terms of Section 228 of Law No. 19,550, may authorize the Board of Directors to issue any kind of dividend certificate pursuant to the terms and conditions that such Shareholders’ Meeting may determine. Neither the dividend certificates nor their holders shall have any preemptive right or right of accrual, nor any right to subscribe new shares of any class or any dividend or participation certificates.

Section Nine: Transfer of “Class A” shares and of pre-emptive rights relating thereto shall be subject to the prior authorization of the competent authority. The company shall not acknowledge any transfer of “Class A” shares or their pre-emptive rights without such authorization.

It is proposed that this Section be eliminated effective as of the date on which the Argentine Communications Entity (Ente Nacional de Comunicaciones or “ENACOM”) authorizes the dissolution of Nortel Inversora S.A. (“Nortel”) resulting from the Reorganization and the distribution of a portion of Telecom Argentina’s Class “A” Shares to the holders of Preferred B Shares of Nortel through their conversion into Telecom Argentina’s Class “B” Shares pursuant to the terms of the Preliminary Reorganization Agreement.

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